Exhibit 12

                       ENRON CORP. AND SUBSIDIARIES
                    COMPUTATION OF RATIO OF EARNINGS TO
                               FIXED CHARGES
                              (In Thousands)
                                (Unaudited)


                                      Three Months
                                          Ended                     Year Ended December 31,
                                         3/31/95       1994       1993       1992       1991       1990

Earnings available for fixed charges
 Net income                             $194,950   $  453,410   $332,522   $328,800   $232,146   $202,180
 Less:
   Undistributed earnings and
    losses of less than 50% owned
    affiliates                            (4,014)      (9,453)   (20,232)   (32,526)    (8,890)   (15,468)
   Capitalized interest of
    nonregulated companies                (2,100)      (9,007)   (25,434)   (66,401)   (36,537)    (8,145)
 Add:
   Fixed charges (1)                      98,929      467,383    471,278    452,014    454,607    425,177
   Minority interest                       9,831       31,041     27,605     17,632      7,210      7,129
   Income tax expense                     96,859      190,081    148,104     88,630    105,859     62,739
     Total                              $394,455   $1,123,455   $933,843   $788,149   $754,395   $673,612

Fixed Charges
 Interest expense (1)                   $ 86,306   $  424,893   $436,211   $430,406   $425,945   $400,548
 Rental expense representative of
  interest factor                         12,623       42,490     35,067     21,608     28,662     24,629
     Total                              $ 98,929   $  467,383   $471,278   $452,014   $454,607   $425,177

Ratio of earnings to fixed charges          3.99         2.40       1.98       1.74       1.66       1.58

(1) Amounts exclude costs incurred on sales of accounts receivables.
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